Exhibit 99.1

July 23, 2007

Dear Shareholder,

        You are cordially invited to attend the 2007 Annual Meeting of Shareholders of Allot Communications Ltd., to be held at Allot’s offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel on August 15, 2007, at 5:00 p.m. local time.

        At the Annual Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders. Allot’s board of directors recommends a vote FOR all of the proposals listed in the Notice. Management will also report on the affairs of Allot, and a discussion period will be provided for questions and comments of general interest to shareholders.

        Whether or not you plan to attend the Annual Meeting, it is important that your ordinary shares be represented and voted at the Annual Meeting. Accordingly, after reading the enclosed Notice of Annual Meeting of Shareholders and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the enclosed instructions.

        We look forward to greeting as many of you as can attend the meeting.

Sincerely, /s/ Yigal Jacoby Yigal Jacoby Chairman of the Board of Directors

ALLOT COMMUNICATIONS LTD.

Notice of Annual Meeting of Shareholders

22 Hanagar Street, Neve Ne'eman Industrial Zone B, Hod Hasharon, Israel

Tel: +972-9-761-9200

        NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Annual Meeting”) of shareholders of Allot Communications Ltd. (“Allot” or the “Company”) will be held on August 15, 2007, at 5:00 p.m. Israel time at our offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel. The Annual Meeting is being called for the following purposes:

1.	To elect Mr. Yossi Sela as a Class I director to serve for a three-year term in accordance with the Company’s Articles of Association.

2.	To elect Mr. Steven D. Levy to serve as an outside director of the Company for a three-year term in accordance with the requirements of the Israeli Companies Law – 1999.

3.	To approve the terms of Mr. Steven D. Levy’s service, including payment of director’s fees, granting of stock options and eligibility for indemnification and exculpation.

4.	To approve an amendment to the compensation plan of Mr. Rami Hadar, President and Chief Executive Officer of the Company and a member of the board of directors.

5.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2007 and until the 2008 Annual Meeting of Shareholders and to authorize the board of directors, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

6.	To report on the business of the Company for the year ended December 31, 2006, including review of the 2006 financial statements.

7.	To act upon any other matters that may properly come before the Annual Meeting or any adjournment thereof.

        Only shareholders of record at the close of business on July 16, 2007 (the “Record Date”) will be entitled to notice of, and to vote at, the Annual Meeting.

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        A proxy statement describing the various matters to be voted upon at the Annual Meeting along with a proxy card enabling shareholders to indicate their vote on each matter, will be mailed on or about July 23, 2007 to all shareholders entitled to vote at the Annual Meeting. Such proxy statement shall also be filed with the U.S. Securities and Exchange Commission under cover of a Form 6-K and will be available on the Company’s website www.allot.com. Signed proxy cards must be received no later than twenty four (24) hours before the time fixed for the Annual Meeting or presented to the Chairperson of the Annual Meeting at the time of the Annual Meeting in order for the proxy to be qualified to participate in the Annual Meeting. Shareholders wishing to express their position on an agenda item for the Annual Meeting may do so by submitting a written statement to the Company’s office at the above address no later than July 26, 2007.

By Order of the Board of Directors, /s/ Yigal Jacoby Yigal Jacoby Chairman of the Board of Directors

Hod Hasharon, Israel
July 23, 2007

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ABOUT THE ANNUAL MEETING

Q:	When and where is the 2007 Annual Meeting of Shareholders being held?

A:	The Annual Meeting (the "Annual Meeting") of shareholders of Allot Communications Ltd. ("Allot" or the "Company") will be held on August 15, 2007, at 5:00 p.m. Israel time at our offices at 22 Hanagar Street, Neve Ne'eman Industrial Zone B, Hod Hasharon, Israel.

Q:	Who can attend the Annual Meeting?

A:	Any shareholder may attend.

Q:	Who is entitled to vote?

A:	Only holders of record of ordinary shares at the close of business on July 16, 2007 (the "Record Date") are entitled to vote at the Annual Meeting.

Joint holders of ordinary shares should note that, pursuant to Article 32.4 of the Company’s Articles of Association, the right to vote at the Annual Meeting will be conferred exclusively upon the senior among the joint owners attending the Annual Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

ABOUT THE PROPOSALS

Q:	What am I being asked to vote on?

A:	We are seeking approval of the following five proposals.

—	PROPOSAL 1: To elect Mr. Yossi Sela as a Class I director to serve for a three-year term in accordance with the Company's Articles of Association;

—	PROPOSAL 2: To elect Mr. Steven D. Levy to serve as an outside director of the Company for a three-year term in accordance with the requirements of the Israeli Companies Law - 1999;

—	PROPOSAL 3: To approve the terms of Mr. Steven D. Levy's service, including payment of director's fees, granting of stock options and eligibility for indemnification and exculpation;

—	PROPOSAL 4: To approve an amendment to the compensation plan of Mr. Rami Hadar, President and Chief Executive Officer of the Company and a member of the board of directors; and

—	PROPOSAL 5: To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2007 and until the 2008 Annual Meeting of Shareholders and to authorize the board of directors, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

Q:	How does Allot's board of directors recommend that I vote on the proposals?

A:	Allot's board of directors recommends that you vote "FOR" the adoption of each of the five proposals.

HOW TO VOTE YOUR SHARES

Q:	How do I vote?

A:	You may vote by mail. You do this by completing your proxy card or voting instruction card and returning it in the enclosed, prepaid and addressed envelope. If you mark your voting instructions on the proxy card your shares will be voted as you instruct. If you return a signed card but do not provide voting instructions, your shares will be voted as recommended by the board of directors.

You may vote in person. Ballots will be passed out at the Annual Meeting to anyone who wants to vote at the Annual Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. If your shares are held directly in your name, you may vote in person at the Annual Meeting. However, if your shares are held in street name, you must first obtain a signed proxy from the record holder (that is, your broker, bank or other nominee) and bring it with you to the Annual Meeting.

Q:	Does Allot recommend I vote in advance of the Annual Meeting?

A:	Yes. Even if you plan to attend the Annual Meeting, Allot recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend our Annual Meeting.

Q:	Can I change my vote or revoke my proxy?

A:	Yes. You may change your proxy instructions at any time prior to the vote at the Annual Meeting. You may do this by:

—	filing a written notice of revocation with the Secretary of the Company, delivered to the Company's address above;

—	granting a new proxy card or new voting instruction card bearing a later date; or

—	attending the Annual Meeting and voting in person (attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically so request).

Q:	How are my votes cast when I submit a proxy vote?

A:	When you submit a proxy vote, you appoint Yigal Jacoby, Rami Hadar and Doron Arazi, or any of them, as your representative(s) at the Annual Meeting. Your shares will be voted at the Annual Meeting as you have instructed.

Upon the receipt of a properly submitted proxy card, which is received in time (by 5:00 p.m., Israel Time, on August 14, 2007, 24 hours prior to the Annual Meeting) and not revoked prior to the Annual Meeting or presented to the chairperson at the Annual Meeting, the persons named as proxies will vote the ordinary shares represented thereby at the Annual Meeting in accordance with the instructions indicated on the proxy card. The Company currently knows of no other matters to be submitted at the Annual Meeting other than as specified in the Notice of Annual Meeting of Shareholders included with this proxy statement. If any other business is properly brought before the Annual Meeting, however, it is the intention of the persons named as proxies to vote in respect thereof in accordance with their best judgment.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:	Many Allot shareholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and shares owned beneficially.

Shareholder of Record

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to Allot or to vote in person at the Annual Meeting.

Beneficial Owner

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of those shares. The shares held by a stock brokerage account or by a bank or other nominee are said to be held in “street name.” If your shares are held in street name, these proxy materials are being forwarded to you by your broker or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker as to how to vote your shares for the Annual Meeting. You also may attend the Annual Meeting. However, because you are not the shareholder of record, you may not vote these shares in person at the Annual Meeting, unless you first obtain a signed proxy from the record holder (that is, your broker, bank or other nominee) giving you the right to vote the shares. Your broker or nominee has enclosed a voting instruction card for you to use in directing the broker or nominee regarding how to vote your shares.

Brokers who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to the approval of non-routine matters, such as adoption and approval of a merger.

Q:	What does it mean if I receive more than one proxy card?

A:	It means that you have multiple accounts at the transfer agent and/or with brokers. Please sign and return all proxy cards to ensure that all of your shares are voted.

ABOUT THE VOTING PROCEDURE AT THE ANNUAL MEETING

Q:	What constitutes a quorum?

A:	To conduct business at the Annual Meeting, two or more shareholders must be present, in person or by proxy, representing not less than 25%, or 5,462,266, of the 21,849,064 ordinary shares outstanding as of the Record Date, that is, a quorum.

Ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. “Broker non-votes” are shares held in a street name by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote because the nominee does not have discretionary voting power with respect to a particular matter and has not received instructions from the beneficial owner on that particular matter. On all matters considered at the Annual Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present.

Q:	What happens if a quorum is not present?

A:	If a quorum is not present, the Annual Meeting will be adjourned to the same day at the same time the following week.

Q:	How will votes be counted?

A:	Each ordinary share is entitled to one vote. The Company's Articles of Association do not provide for cumulative voting.

PROPOSAL 1 (election of a director), PROPOSAL 2 (election of an outside director), PROPOSAL 3 (terms of service of the new outside director), PROPOSAL 4 (amendment of the compensation of Mr. Rami Hadar) and PROPOSAL 5 (reappointment of our independent registered public accounting firm) require that a simple majority of the ordinary shares of the Company voted in person or by proxy at the Annual Meeting on the matter presented for passage be voted “FOR” the adoption of the proposal.

PROPOSAL 2 (election of an outside director) requires, in addition to the affirmative vote of the majority as set forth above, that either: (1) a simple majority of shares voted at the Annual Meeting, including at least one-third of the shares of non-Controlling Shareholders voted at the Annual Meeting, excluding abstentions, be voted “FOR” the election of the outside director, or (2) the total number of shares of non-Controlling Shareholders voted “AGAINST” the election of the outside director does not exceed one percent of the aggregate voting rights in the Company.

The term “Controlling Shareholder” means a shareholder with the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a Controlling Shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. The term also includes any shareholder that holds 25% or more of the voting rights of a company if such company has no shareholder that owns more than 50% of its voting rights. For purposes of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders.

Each shareholder voting on PROPOSAL 2 is required, as a condition to having his/her vote counted, to indicate on the proxy whether he/she is a “Controlling Shareholder.”

On all matters considered at the Annual Meeting, abstentions and broker non-votes will not be treated as either a vote “FOR” or “AGAINST” the matter.

Q:	Is my vote confidential?

A:	Yes. Only the inspector of elections and certain employees of Allot will have access to your proxy card. The inspector of elections will tabulate and certify the vote. Any comments written on the proxy card will remain confidential unless you ask that your name be disclosed.

HOW TO FIND VOTING RESULTS

Q:	Where do I find the voting results of the Annual Meeting?

A:	We plan to announce preliminary voting results at the Annual Meeting and will publish the final results in a Form 6-K filed with the SEC promptly following the Annual Meeting. You may obtain a copy of the Form 6-K through any of the following means:

—	reviewing our SEC filings under the heading “SEC Filings” within the Investors section of our website at www.allot.com;

—	reviewing our SEC filings through the SEC's EDGAR filing system at www.sec.gov; or

—	contacting the SEC at (800) SEC-0330 for the location of the nearest public reference room.

PRINCIPAL SHAREHOLDERS

        The following table sets forth information regarding the beneficial ownership of Allot’s ordinary shares, by (1) each person known by Allot to be the beneficial owner of more than 5.0% of our ordinary shares, and (2) all of Allot’s directors and executive officers as a group. Each of our shareholders has identical voting rights with respect to his or her shares. The information regarding beneficial ownership of our major shareholders is based upon their respective public filings with the U.S. Securities and Exchange Commission.

        To our knowledge, except as otherwise indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the ordinary shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Tamir Fishman Ventures(2)	2,332,843	10.7%
Gemini Group(3)	2,212,929	10.2%
Brookside Capital Fund(4)	2,204,921	10.1%
Genesis Partners(5)	2,029,760	9.3%
Yigal Jacoby(6)	1,891,768	8.4%
Partech International Group(7)	1,280,562	5.9%
Yossi Sela(8)	2,212,929	10.2%
Shai Saul(9)	2,332,843	10.7%
Dr. Eyal Kishon(10)	2,029,760	9.3%
Nurit Benjamini	*	*
Hezi Lapid	*	*
All directors and executive officers as a group	1,163,695	38.42%

*	Less than one percent of the outstanding ordinary shares.

(1)	As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from July 3, 2007 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 21,753,509 ordinary shares outstanding as of July 3, 2007.

(2)	Based on a Schedule 13G filed on February 14, 2007. Consists of 1,165,014 shares held by Tamir Fishman Ventures II L.P., 804,842 shares held by Tamir Fishman Venture Capital II Ltd., 155,904 shares held by Tamir Fishman Ventures II (Israel) L.P., 138,310 shares held by Tamir Fishman Ventures II (Cayman Islands) L.P., 54,543 shares held by Tamir Fishman Ventures II CEO Funds (U.S.) L.P., 12,980 shares held by Tamir Fishman Ventures II CEO Funds L.P. and an option to purchase 1,250 shares held by Mr. Shai Saul. Tamir Fishman Ventures II, LLC is the sole general partner of each of the foregoing limited partnerships and has management rights over the shares held by Tamir Fishman Venture Capital II Ltd. by virtue of a management agreement with Tamir Fishman Ventures II, LLC. The managing members of Tamir Fishman Ventures II, LLC are Shai Saul, Michael Elias and Tamir Fishman & Co. Ltd. Eldad Tamir and Danny Fishman are Co-Presidents and Co-Chief Executive Officers of Tamir Fishman & Co. Ltd. and, by virtue of their positions, may be deemed to be beneficial owners of the securities held thereby. Each of the foregoing entities and individuals disclaims beneficial ownership of these securities except to the extent of its or his pecuniary interest therein.

(3)	Based on a Schedule 13G filed on February 6, 2007. Consists of 1,143,448 shares held by Gemini Israel II L.P., 897,119 shares held by Gemini Israel II Parallel Fund L.P., 145,760 shares held by Advent PGGM Gemini L.P., 25,352 shares held by Gemini Partner Investors L.P. and an option to purchase 1,250 shares held by Mr. Yossi Sela. Yossi Sela is a managing partner and a shareholder of Gemini Israel Funds Ltd., the sole general partner or the sole general partner of the general partner of Gemini Israel II L.P., Gemini Israel II Parallel Fund L.P., Advent PGGM Gemini L.P., Gemini Partner Investors L.P., Gemini Israel III L.P. and Gemini Israel III Parallel Fund L.P. The board of directors of Gemini Israel Funds Ltd. has sole investment control with respect to these entities and is comprised of Steve Kahn, Amram Rasiel, Dr. A.I. (Ed) Mlavsky, Yossi Sela and David Cohen. These individuals share voting power over the shares and held by the Gemini entities and may be deemed to be the beneficial owners of the securities held thereby. Each individual disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(4)	Based on a Schedule 13G/A filed on April 5, 2007. Consists of 2,211,679 shares held by Brookside Capital Partners Fund, L.P., a Delaware limited partnership. Brookside Capital Investors, L.P., a Delaware limited partnership is the sole general partner of the Brookside Capital Partners Fund, L.P. Brookside Capital Management, LLC, a Delaware limited liability company, is the sole general partner of Brookside Capital Investors, L.P. Mr. Domenic J. Ferrante is the sole managing member of Brookside Capital Management, LLC.

(5)	Based on a Schedule 13G filed on February 14, 2007. Consists of 1,312,770 shares held by Genesis Partners I L.P., 715,740 shares held by Genesis Partners (Cayman) L.P. and an option to purchase 1,250 shares held by Dr. Eyal Kishon. Eddy Shalev and Dr. Eyal Kishon are the directors of E. Shalev Management Ltd., a general partner of these funds. These individuals each have voting, investment and dispositive power with respect to the shares held by the Genesis entities and may be deemed to be beneficial owners of the securities held thereby. Each individual disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(6)	Based on a Schedule 13G filed on February 14, 2007. Consists of 14,094 ordinary shares held personally by Mr. Jacoby, and 1,500 ordinary shares held jointly with his wife, Anat Jacoby. Also consists of options held directly by Mr. Jacoby to purchase 252,491 shares and a right held by Mr. Jacoby to purchase 246,479 shares currently held by a trustee. Also consists of 895,410 shares held by Odem Rotem Holdings Ltd., a company wholly-owned and controlled by Mr. Jacoby, and an option to purchase 481,794 shares held by Odem Rotem Holdings.

(7)	Based on a Schedule 13G filed on February 14, 2007. Consists of 469,537 shares held by Partech International Growth Capital I LLC, 533,565 shares held by Partech International Growth Capital III LLC, 224,098 shares held by AXA Growth Capital II L.P., 32,016 shares held by Double Black Diamond II LLC and 21,346 shares held by Multinvest LLC. 46th Parallel, LLC is the managing member of each of Partech International Growth Capital I, LLC and Partech International Growth Capital III, LLC. 48th Parallel, LLC is the general partner of AXA Growth Capital II L.P. ParVenture Japan Managers, LLC is the managing member of Multinvest, LLC. Thomas G. McKinley and Vincent Worms are the managing members of Double Black Diamond II, LLC. PAR SF, LLC is the managing member of each of 46th Parallel, LLC and 48th Parallel, LLC. Vincent Worms and Vendome Capital, LLC are the managing members of each of PAR SF, LLC and ParVenture Japan Managers, LLC. Thomas G. McKinley is the managing member of Vendome Capital, LLC. Thomas G. McKinley and Vincent Worms share voting power over the shares held by the Partech International Group and may be deemed to be the beneficial owners of the securities held thereby. Each individual disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The address of the Partech International entities and the foregoing individuals is 50 California Street, Suite 3200, San Francisco, California.

(8)	Consists of 2,211,679 shares held by the Gemini Group and an option to purchase 1,250 shares held by Yossi Sela. Mr. Sela is a managing partner of Gemini Israel Funds and, by virtue of his position, may be deemed to have voting and investment power, and thus beneficial ownership, with respect to the shares held by the Gemini Group. Mr. Sela disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(9)	Consists of 2,331,593 shares held by the Tamir Fishman Ventures and an option to purchase 1,250 shares held by Shai Saul. Mr. Saul is a managing partner of Tamir Fishman and, by virtue of his position, may be deemed to have voting and investment power, and thus beneficial ownership, with respect to the shares held by the Tamir Fishman Ventures. Mr. Saul disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(10)	Consists of 2,028,510 shares held by the Genesis Group and an option to purchase 1,250 shares held by Dr. Eyal Kishon. Dr. Kishon is a managing partner of Genesis Partners and, by virtue of his position, may be deemed to have voting and investment power, and thus beneficial ownership, with respect to the shares held by the Genesis Group. Dr. Kishon disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

MATTERS SUBMITTED TO SHAREHOLDERS

PROPOSAL 1

ELECTION OF A CLASS I DIRECTOR

Background

        Following the Annual Meeting, our board of directors shall consist of seven directors. Our Articles of Association provide that we may have up to nine directors.

        Under our Articles of Association, our directors (other than our outside directors) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than our outside directors). At each annual meeting of our shareholders, the election or reelection of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual meeting following such election or reelection, such that from 2006 and thereafter, each year the term of office of one class of directors expires. The term of Mr. Yossi Sela, a Class I director, ends at this Annual Meeting.

        Our Class II directors, consisting of Dr. Eyal Kishon and Mr. Shai Saul, will hold office until the annual meeting of our shareholders in 2008. Our Class III directors, consisting of Mr. Yigal Jacoby and Mr. Rami Hadar, will hold office until the annual meeting of our shareholders in 2009. In addition, we have two outside directors who serve on the board of directors for fixed periods in accordance with the Israeli Companies Law.

        Mr. Yossi Sela, currently our only Class I director, is proposed for reelection by the shareholders. If reelected at the Annual Meeting, Mr. Sela will serve until the 2010 annual meeting of our shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with our Articles of Association and the Israeli Companies Law. Mr. Sela has advised the Company that he intends to continue to serve as a director if re-elected.

        Yossi Sela has served as a director since 1998. Mr. Sela is the Managing Partner of Gemini Israel Funds, a leading Venture Capital fund, which invests primarily in seed and early stage Israeli technology companies. In this capacity, Mr. Sela sits on the boards of directors of a number of Gemini portfolio companies, including Adimos Inc., Saifun Semiconductors Ltd. and IXI Mobile, Ltd. Mr. Sela’s past board positions include CommTouch Software Ltd., Precise Software Solutions Ltd. and Envara Inc. In 1995, he served as the Chief Executive Officer of Ornet Data Communication Technologies Ltd., which was a Gemini portfolio company. Mr. Sela led that company until its acquisition by Siemens AG in September 1995. From 1990 to 1992, Mr. Sela served as Vice President of Marketing at DSP Group, an American-Israeli company specializing in proprietary Digital Signal Processing for consumer and telecommunication applications. He later served as Vice President of Marketing at DSP Communications, Inc., a spin-off of DSP Group. From 1985 to 1989, Mr. Sela worked at Daisy Systems Inc., where he was Director for CAD Development and PCB Marketing Manager for Europe. From 1974 to 1984, he served in the Israel Defense Forces and was responsible for the definition and development of systems for communication applications. Mr. Sela holds a B.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology and an M.B.A. from Tel Aviv University.

Proposed Resolution

        You are requested to adopt the following resolution:

        “RESOLVED, that Mr. Yossi Sela be reelected as a Class I director, to serve until the 2010 annual meeting of shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association and/or the Israeli Companies Law-1999.”

        The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

        THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

PROPOSAL 2

ELECTION OF AN OUTSIDE DIRECTOR

Background

        As an Israeli company, we are required to have a minimum of two directors (“Outside Directors”) who meet certain independence and other criteria established by the Israeli Companies Law. Outside Directors are required to serve on our audit committee, which was formed in accordance with the Israeli Companies Law and the Nasdaq Listing Rules, and at least one Outside Director is required to serve on each other committee of our board of directors, which is authorized to exercise powers of our board of directors. Under the Israeli Companies Law, the approval of our audit committee is required, among other things, to effect specified actions and transactions between us and our office holders, and between us and our Controlling Shareholders.

        Our shareholders elected Ms. Nurit Benjamini and Mr. Hezi Lapid in a special meeting of shareholders held on February 21, 2007 to serve for one three-year term or until their term of office has been terminated in accordance with the Israeli Companies Law.

        Mr. Hezi Lapid has advised us that, as a result of time constraints, he will resign from his position as an Outside Director in the Company immediately following the election of a new Outside Director. Mr. Lapid has confirmed to the Company that his decision to resign did not result from, and there does not exist, any disagreement between the Company and Mr. Lapid relating to the Company’s operations, policies or practices.

        Our board of directors has nominated Mr. Steven D. Levy to replace Mr. Lapid. If elected at this Annual Meeting, he will begin his service on August 15, 2007 and will serve for a term of three years from that date.

        Our board of directors has determined that Mr. Levy satisfies the requirements for an Outside Director under Israeli Companies Law and the requirements for an independent director under the Nasdaq Listing Rules. The initial term of Mr. Levy is three years, which term may be extended for two additional terms of three years, each subject to certain conditions imposed by the Israeli Companies Law and the regulations promulgated thereunder.

        Steven D. Levy served as a Managing Director and Global Head of Communications Technology Research at Lehman Brothers from 1998 to 2005. Before joining Lehman Brothers, Mr. Levy was a Director of Telecommunications Research at Salomon Brothers from 1997 to 1998, Managing Director and Head of the Communications Research Team at Oppenheimer & Co. from 1994 to 1997 and a senior communications analyst at Hambrecht & Quist from 1986 to 1994. Mr. Levy has served as a director of PCTEL, a broadband wireless technology company, since January 2006 and of Zhone Technologies, Inc., a U.S. provider of telecommunications equipment, since April 2006. Mr. Levy holds a B.Sc. in Materials Engineering and an M.B.A., both from the Rensselaer Polytechnic Institute.

Proposed Resolution

        You are requested to adopt the following resolution:

        “RESOLVED, that Mr. Steven D. Levy be elected as an Outside Director to our board of directors for a term of three years from August 15, 2007.”

        Election of an Outside Director requires the vote of the holders of a majority of the ordinary shares represented at the Annual Meeting in person or by proxy and voted therein, provided that either:

—	at least one-third of the ordinary shares held by non-Controlling Shareholders voted at the Annual Meeting (excluding abstentions) were voted in favor of the resolution; or

—	the total number of shares voted against the election of an Outside Director by non-Controlling Shareholders does not exceed one percent of the aggregate voting rights in the Company.

        The term “Controlling Shareholder” is defined above in page 5 of this proxy statement under “About the Voting Procedure at the Annual Meeting.” For additional information regarding the shareholders of the Company as of the Record Date, see “Principal Shareholders” on page 6 of this proxy statement. In order to be counted for voting on this PROPOSAL 2, a shareholder must indicate on the enclosed proxy card or prior to voting in person at the Annual Meeting, whether such shareholder should be considered a Controlling Shareholder of the Company.

Board Recommendation

        THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

PROPOSAL 3

TERMS OF SERVICE OF THE NEW OUTSIDE DIRECTOR

Background

        An Outside Director is entitled to compensation in accordance with regulations promulgated under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an Outside Director.

        In determining the compensation of Outside Directors, our audit committee and board of directors considered market practices in Israel with respect to compensation of outside directors of Israeli companies whose shares are traded in the United States, as well as the scope of service required, the responsibilities involved, the need to attract and retain highly-qualified candidates and other relevant factors. The Company proposes to grant Mr. Levy the same compensation granted to our existing Outside Directors.

        The Company also wishes to enter into an agreement with Mr. Levy exculpating him, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify him to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances. The current maximum amount set forth in such agreements is the greater of (1) with respect to indemnification in connection with a public offering of our securities, the gross proceeds raised by us and/or any selling shareholder in such public offering, and (2) with respect to all permitted indemnification, including a public offering of our securities, an amount equal to 50% of the our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnity payment is made. The agreement shall be in substantially the form approved at the special meeting of shareholders held on October 26, 2006 and in substantially the same form entered into with other directors.

Proposed Resolution

        You are requested to adopt the following resolutions:

        “RESOLVED, that the following compensation to Steven D. Levy, an Outside Director of the Company be approved: (a) options to purchase 15,000 ordinary shares of the Company, vesting over a period of 3 years, such that 1/12 of the options shall vest at the end of each 3-month period from the date of their grant, which shall be the first trading day after the date of the approval of the grant by the Annual Meeting and with an exercise price equal to the closing sale price of an ordinary share of the Company as quoted on the Nasdaq Global Market on the date of grant; and (b) an annual payment of $10,000, to be paid in four equal installments of $2,500 at the beginning of each calendar quarter with respect to the preceding quarter (with a pro-rata payment for the first and last calendar quarters of service, to the extent the Outside Director did not serve as such during the entire calendar quarter).

        RESOLVED, that the Company be authorized to enter into an agreement with Mr. Levy exculpating him, to the fullest extent permitted by law, from liability to the Company for damages caused to the Company as a result of a breach of duty of care, and undertaking to indemnify him to the fullest extent permitted by law, in the form approved at the special meeting of shareholders held on October 26, 2006 and the same form entered with other directors.”

        The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt these resolutions.

Board Recommendation

        THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THESE RESOLUTIONS.

PROPOSAL 4

AMENDMENT OF THE COMPENSATION OF RAMI HADAR

Background

        Mr. Rami Hadar, the Company’s President and Chief Executive Officer and a member of the Company’s board of directors, is employed by the Company under the terms of an employment agreement entered into between Mr. Hadar and the Company on February 14, 2006 (the “Employment Agreement”). Under the terms of the Employment Agreement, in addition to social benefits and reimbursement of any and all reasonable direct expenses, including telephone, mobile phone and vehicle expenses, Mr. Hadar is entitled to a monthly compensation equal to NIS58,000, or approximately $14,000.

        The compensation and nomination committee, the audit committee and the board of directors have approved an increase of Mr. Hadar’s monthly compensation as of January 1, 2007 to NIS62,500, or approximately $15,200, in light of Mr. Hadar’s efforts and his significant contribution to the success of the Company. At the Annual Meeting, shareholders will be asked to approve the amendment of the monthly compensation paid to Mr. Hadar under the Employment Agreement to NIS62,500 per month, with retroactive effect from January 1, 2007.

Proposed Resolution

        You are requested to adopt the following resolution:

        “RESOLVED, that the Employment Agreement entered into between the Company and Mr. Rami Hadar on February 14, 2006 shall be amended to provide for a monthly compensation of NIS62,500, effective as of January 1, 2007, and that all other terms of the Employment Agreement shall remain in effect without any change.”

        The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

        THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

PROPOSAL 5

REAPPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Background

        Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, was our independent registered public accounting firm for the year ended December 31, 2006. At the Annual Meeting, shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm for the year ending December 31, 2007 and until the next annual meeting of shareholders and to authorize the board of directors, upon the recommendation of the audit committee, to fix the remuneration of the independent registered public accounting firm in accordance with the volume and nature of its services.

Audit Committee Pre-Approval Policies and Procedures

        Our audit committee pre-approves audit and non-audit services rendered by our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, and its affiliates. This pre-approval is designed to insure that such engagements do not impair the independence of our independent registered public accounting firm.

        The following table sets forth the fees paid by the Company and its subsidiaries to our independent registered public accounting firm and its affiliates for each of our previous two fiscal years:

	Year ended December, 31,
	2005	2006
	(in thousands)

Audit Fees(1)	$--	$426
Audit-Related Fees	--	--
Tax Fees(2)	--	11
All Other Fees(3)	--	5

Total	$--	$442

(1)	"Audit fees" includes fees for services performed by our independent registered public accounting firm in connection with our registration statement on Form F-1 for our initial public offering and consultation concerning financial accounting and reporting standards.

(2)	"Tax fees" include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

(3)	"Other fees" include fees for services rendered by our independent registered public accounting firm with respect to reporting obligations in connection with Israeli government incentive programs.

Proposed Resolution

        You are requested to adopt the following resolution:

        “RESOLVED, that the reappointment of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2007 and until the next annual meeting of shareholders be approved, and that the board of directors, upon recommendation of the audit committee, be authorized to fix the remuneration of said independent registered public accounting firm in accordance with the volume and nature of their services.”

        The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

        THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

        The aggregate direct compensation we paid to our officers as a group for the year ended December 31, 2006 was $1.8 million, which included $0.3 million that was set aside or accrued to provide for pension, retirement, severance or similar benefits. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel.

        In 2006, none of our directors received any cash compensation for his or her services as a director other than reimbursement of expenses.

        The compensation of our existing Outside Directors was approved by our audit committee, board of directors and shareholders on February 21, 2007. Each such Outside Director receives (a) an annual payment of $10,000, to be paid in four equal installments of $2,500, at the beginning of each calendar quarter with respect to the preceding quarter (with a pro-rata payment for the first and last calendar quarters of service, to the extent the outside director did not serve as such during the entire calendar quarter), and (b) options to purchase 15,000 ordinary shares of the Company, which vest over a period of three (3) years, such that 1/12 of the options shall vest at the end of each 3-month period from the date of their grant with an exercise price equal to $9.70 (the closing sale price of our ordinary shares as quoted on the Nasdaq Global Market on February 22, 2007). All other terms and conditions pertaining to the grant of the options are in accordance with, and subject to, our “2006 Incentive Compensation Plan” and a standard option agreement executed by each director and by Allot.

        A total of 702,203 options to purchase ordinary shares were granted in 2006 to executive officers and directors. The 702,203 options granted had a weighted average exercise price of approximately $3.61 per share, have expiration dates in 2016 and vest over a period of four years. As of July 3, 2007, our directors and executive officers hold options to purchase an aggregate of 7,489,150 ordinary shares issuable pursuant to exercise of such options.

AUDIT COMMITTEE REPORT

        The audit committee is comprised solely of independent directors, as defined by the rules of the SEC and the Nasdaq National Market, and operates under a written charter which is available on the Company’s website.

        The audit committee includes at least one independent director who is determined by the board of directors to meet the qualifications of an “audit committee financial expert” in accordance with SEC rules. Ms. Nurit Benjamini is the independent director who has been determined to be an audit committee financial expert. Shareholders should understand that this designation is an SEC disclosure requirement related to Ms. Benjamini’s experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Ms. Benjamini any duties, obligations or liability that are greater than are generally imposed on her as a member of the audit committee and the board of directors, and her designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the audit committee or the board of directors.

        The primary focus of the audit committee is to assist the board of directors in its general oversight of the Company’s financial reporting, internal controls and audit function. Management has the primary responsibility for preparation, presentation and integrity of the Company’s financial statements, accounting and financial reporting principles, internal controls and procedures designed to ensure compliance with applicable accounting standards, and applicable laws and regulations. The Company’s independent registered public accounting firm is responsible for performing an audit of the consolidated financial statements in accordance with generally accepted auditing standards in the United States. Members of the audit committee are not auditors, and their functions are not intended to duplicate or certify the activities of management and the independent registered public accounting firm, nor can the audit committee certify that the independent registered public accounting firm is “independent” under applicable rules.

        In this context, the audit committee has met and held discussions with management, the Company’s internal auditor and the independent registered public accounting firm. Management represented to the audit committee that the audited financial statements of the Company included in the Company’s annual report to shareholders for the year ended December 31, 2006, were prepared in accordance with generally accepted accounting principles in the United States, and the audit committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The audit committee reviewed with the Company’s independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of the Company’s audited financial statements with generally accepted accounting principles, its judgments as to the acceptability as well as the appropriateness of the Company’s application of accounting principles and such other matters as are required to be discussed with the Committee by SAS No. 61 (communications with audit committees), as amended by SAS No. 89 and 90. The audit committee’s discussions with the independent registered public accounting firm were held both with and without management present, and included the scope of their respective audits, their evaluation of the Company’s internal controls and the overall quality of the Company’s financial reporting.

        In addition, the audit committee has discussed with the independent registered public accounting firm the auditors’ independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board Standard No. 1, “Independence Discussions with audit committees,” and approved the fees for audit, audit-related and tax services provided by the independent registered public accounting firm, and evaluated the types of tax services performed, including whether or not those services were compatible with the independent registered public accounting firm’s independence.

        Based on the reviews and discussions referred to above, the audit committee recommended to the board of directors, and the board of directors approved, that the audited consolidated financial statements be included in the annual report on Form 20-F for the year ended December 31, 2006, as filed with the Securities and Exchange Commission. The audit committee has recommended (which recommendation was adopted by the board of directors) the selection of the Company’s independent registered public accounting firm, subject to shareholder approval.

        Submitted by the audit committee of the Company’s board of directors:

Nurit Benjamini
Dr. Eyal Kishon
Hezi Lapid

REPORT OF THE BOARD OF DIRECTORS

        At the Annual Meeting, the board of directors will provide a management report which will include a discussion of the Company’s consolidated financial statements for the year ended December 31, 2006.

OTHER BUSINESS

        The board of directors is not aware of any other matters that may be presented at the Annual Meeting other than those mentioned in the attached Company’s Notice of Annual Meeting of Shareholders. If any other matters do properly come before the Annual Meeting, it is intended that Yigal Jacoby, Rami Hadar and Doron Arazi, or any of them, the persons named as proxies, will vote, pursuant to their discretionary authority, according to their best judgment, in the interest of the Company.

MAILING OF PROXY STATEMENT; EXPENSES; SOLICITATION

        The Company expects to mail this proxy statement and the enclosed form of proxy to shareholders on or about July 23, 2007. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, may solicit proxies by telephone, in person, or by other means. Such directors, officers and employees will not receive additional compensation for such solicitation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expense incurred by them in connection therewith.

ADDITIONAL INFORMATION

        We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to “Foreign Private Issuers,” as such term is defined under the rules promulgated under the Exchange Act, and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public from the SEC’s website at www.sec.gov. As a Foreign Private Issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement does not signify that we are subject to, or have chosen to comply with, the Exchange Act rules relating to the furnishing or content of proxy statements.

        Copies of the Company’s 2006 annual report on Form 20-F are being mailed to shareholders simultaneously with this proxy statement. The Company’s 2006 annual report, financial statements and financial information appearing in such annual report are not part of the proxy solicitation materials. Shareholders may also obtain a copy of the Form 20-F report without charge at www.allot.com.

By Order of the Board of Directors, /s/ Yigal Jacoby Yigal Jacoby Chairman of the Board of Directors

Hod Hasharon, Israel
Date: July 23, 2007

ANNUAL MEETING OF SHAREHOLDERS OF

ALLOT COMMUNICATIONS LTD.

August 15, 2007

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

œ Please detach along perforated line and mail in the envelope provided. œ

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
				FOR	AGAINST	ABSTAIN
		1.	TO ELECT MR. YOSSI SELA AS A CLASS I DIRECTOR TO SERVE FOR A THREEYEAR TERM IN ACCORDANCE WITH THE COMPANY’S ARTICLES OF ASSOCIATION.	☐	☐	☐
				FOR	AGAINST	ABSTAIN
		2A.	TO ELECT MR. STEVEN D. LEVY TO SERVE AS AN OUTSIDE DIRECTOR OF THE COMPANY FOR A THREE-YEAR TERM IN ACCORDANCE WITH THE REQUIREMENTS OF THE ISRAELI COMPANIES LAW – 1999.	☐	☐	☐
				YES	NO
		2B.	IN CONNECTION WITH PROPOSAL 2A., PLEASE INDICATE IF YOU ARE A “CONTROLLING SHAREHOLDER” OF THE COMPANY. IF YOU INDICATE “YES,” PLEASE PROVIDE DETAILS.	☐	☐

				FOR	AGAINST	ABSTAIN
		3.	TO APPROVE THE TERMS OF MR. STEVEN D. LEVY’S SERVICE, INCLUDING PAYMENT OF DIRECTOR’S FEES, GRANTING OF STOCK OPTIONS AND ELIGIBILITY FOR INDEMNIFICATION AND EXCULPATION.	☐	☐	☐
				FOR	AGAINST	ABSTAIN
		4.	TO APPROVE AN AMENDMENT TO THE COMPENSATION PLAN OF MR. RAMI HADAR, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE COMPANY AND A MEMBER OF THE BOARD OF DIRECTORS.	☐	☐	☐
				FOR	AGAINST	ABSTAIN
		5.	TO APPROVE THE REAPPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG GLOBAL, AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007 AND UNTIL THE 2008 ANNUAL MEETING OF SHAREHOLDERS AND TO AUTHORIZE THE BOARD OF DIRECTORS, UPON RECOMMENDATION OF THE AUDIT COMMITTEE, TO FIX THE REMUNERATION OF SAID INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.	☐	☐	☐

Please note for Item 2B on the vote instruction form, a vote “YES” would indicate a that you are a “Controlling Shareholder” of the Company, and a vote “NO” would indicate that you are not a “Controlling Shareholder” of the Company. If a choice is not specified, this proxy will be voted “NO” for Item 2B indicating that you are NOT a “Controlling Shareholder.” Please take a moment to ensure that you have answered Item 2B correctly.

The proxy will be voted as specified. If a choice is not specified, this proxy will be voted “FOR” proposals 1, 2A, 3, 4 and 5, and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all adjournments thereof.
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

PROXY

ALLOT COMMUNICATIONS LTD.

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD AUGUST 15, 2007

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

        The undersigned hereby appoints Yigal Jacoby, Rami Hadar and Doron Arazi, and each or any of them, proxies of the undersigned, with full power of substitution to vote all of the shares of Allot Communications Ltd., an Israeli company (the “Company”), which the undersigned may be entitled to vote at the Annual Meeting of shareholders of the Company to be held at the offices of the Company at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel, on Wednesday, August 15, 2007, at 5:00 p.m. local time or at any adjournment or postponement thereof, as shown on the voting side of this card.

(Continued and to be signed on the reverse side.)